July 29, 2005
Via Facsimile


James C. Witham
Chief Executive Officer
AquaCell Technologies, Inc.
10410 Trademark Street
Rancho Cucamonga, CA 91730

RE:		AquaCell Technologies, Inc.
      Amendment No. 1 to Registration Statement on Form S-3
      Filed July 8, 2005
File No. 333-121903
Form 10-KSB for the Year Ended June 30, 2004; Forms 10-QSB for
Fiscal
Quarters Ended December 31, 2004 and March 31, 2004
File No. 1-16165

Dear Mr. Witham:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3/A Filed July 8, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. Update the financial statements, if necessary, to comply with Item
310(g) of Regulation S-B at the effective date of the registration statement.







Form 10-KSB for the Year Ended June 30, 2004

Item 8A - Controls and Procedures

3. We have read your response to comment 50 from our letter dated February 4, 2005. You indicate that within the 90 days prior to the date of the report, you carried out an evaluation, under the supervision and with the participation of management. Please amend your Form 10-KSB for the Year Ended June 30, 2004 and your Forms 10-
QSB for the period ended September 30, 2004 and March 31, 2005 to correct this statement to say as of the end of the period covered by the report. See Item 307 of Regulation S-B.

4. Disclosure controls and procedures are now defined in Exchange
Act
Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please amend and refer to the appropriate locations for the definitions.

5. Please amend and disclose any changes in your internal controls over financial reporting during the quarters ended June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005 that materially affected, or are reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

Financial Statements

17 - New Accounting Pronoucements, page F-10

6. We have read your response to comment 55 from our letter dated February 4, 2005. Please include the tabular presentation for awards of stock-based employee compensation as required by paragraph 45(c)
of SFAS 123, as amended by SFAS 148. This statement was effective for fiscal years ended after December 15, 2002.

Note F - Equity Transactions

(3) - Issuance of common stock, page F-13

7. We have read your response to comment 56 from our letter dated
February 4, 2005. Please tell us whether the warrants issued in your previously completed private placement were issued to employees, non-employees or both.

Form 10-QSB for the period ended December 31, 2004

8. In future filings, you should disclose that you do not have a written contract with Uniliver as well as the terms of any agreement whether written or unwritten. For instance, how much is Uniliver paying you? Please also disclose the status of the agreements with
CVS, Winn Dixie, and Duane Read.   Please also provide appropriate
disclosure in the Risk Factors section of your Form S-3.


9. We restate comment 27 of our February 4, 2005 letter. Please disclose the general terms of your marketing agreements with J.
DeKama Associates and Beau Dietl & Associates.

10. We note your supplemental response to comment 29 of our February
4, 2005 letter. However, please disclose these expansion plans in your periodic reports.

Liquidity and Capital Resources, page 13

11. We restate comment 31 of our February 4, 2005 letter. Please disclose the terms of the notes issued for the purchase of equipment.

Form 10-QSB for the Period Ended March 31, 2005

General

12. Please address the comments above in your interim reports on Form
10-QSB.

Note I - Equity Transactions, page 7

13. Please disclose the terms of the call feature associated with the warrants that were issued with the private placement of 566,667 shares of common stock during March 2005.

Item 2.  Management`s Discussion and Analysis, page 12

Liquidity and Capital Resources, page 15

14. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies (FRR-16), Uncertainty about an Entity`s Continued Existence. Additional detail should be provided to support the conclusion stated in the final paragraph of your discussion on page 16.

Item 2 (c) Sales of Unregistered Securities, page 16

15. We note that after filing a registration statement on January
7,
2005 in which you offer 3,900,509 shares of common stock, you conducted a private placement during the quarter ended March 31, 2005. Please provide us with a supplemental legal analysis that addresses the reasons why you believe you conducted a permissible private placement concurrent with a public offering and whether the two offerings should be integrated.

AquaCell Technologies Corporate Plan

Projected Consolidated Statements of Income

16. Please tell us your rationale for projecting an impairment loss on goodwill of $150,000 for the quarter ended June 30, 2005 and $75,000 for the quarter ended June 30, 2006. In your Form 10-QSB for the quarter ended March 31, 2005, you indicated that the annual evaluation of goodwill is performed at June 30th. Please tell us the results of your annual impairment evaluation for the year ended June
30, 2005.  Please provide information to support your conclusions.

17. Please provide us with additional information to help us understand the appropriateness of the significant revenue growth assumed in your projection of advertising revenues. In reference to
Schedule 1, please tell us whether the actual number of coolers in place as of June 30, 2005 is consistent with the projection shown in the schedule. In addition, please tell us based on currently available information, whether the projection for the period ended June 30, 2006 is still considered to be reasonable.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ernest Green at (202) 551-3733 or Nathan Cheney at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or myself at (202) 551-3742 with any other
questions.

      Sincerely,


      Jennifer Hardy
      Branch Chief



cc:	Harold W. Paul, Esq.
	Fax 203-256-9294

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James C. Witham
AquaCell Technologies, Inc.
Page 1 of 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE